January 7, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Arthur Sandel

Re:	SLM Funding LLC Requests to Withdraw Registration Statement on Form S-3/A (File No. 333-190938-01)

Dear Mr. Sandel:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), SLM Funding LLC (the “Company”) hereby requests withdrawal of its registration statement on Form S-3/A (File No. 333-190938-01), and all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2013. The Registration Statement was filed in error, and is a duplicate of the registration statement and serial tag registration statement filed on December 23, 2013, on Form S-3/A (the “Simultaneous Registration Statement”) (File Nos. 333-190926 and 333-190926-01). The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a) of the Securities Act.  No securities have been sold under the Registration Statement.

Please provide a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available to our counsel Steve Levitan of Bingham McCutchen LLP at (212) 593-8998.

If you have any questions with respect to this request, please contact our counsel Steve Levitan of Bingham McCutchen LLP at (212) 705-7325.

Sincerely,

SLM FUNDING LLC.

By:	/s/ Eric Watson
Name: Eric Watson
Title: Vice President & Secretary